

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

<u>Via U.S. Mail</u>
Jianhua Lv
SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, People's Republic of China 467000

> **Re:** **SinoCoking Coal and Coke Chemical Industries, Inc.**
> **Item 4.01 8-K**
> **Filed April 11, 2014**
> **File No. 1-15931**

Dear Mr. Lv:

We issued comments to you on the above mentioned filing on April 15, 2014. On June 2, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tracie Towner at (202) 551-3744 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief